UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
INTELLIGROUP, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
45816A106

(CUSIP Number)
Venture Tech Assets Ltd.
Suite 92
95 Wilton Road
London SW1V 1BZ
United Kingdom
Attention: Sandeep Reddy
(646) 810-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 14, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45816A106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Venture Tech Assets Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		11,023,694 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,023,694 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,121,732 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	These shares are held by Venture Tech Assets Ltd. (“Venture Tech”). The change in the number of shares of common stock beneficially owned by Venture Tech is due solely to an inadvertent clerical error, which incorrectly reported the number of shares of common stock beneficially owned by Venture Tech in the Schedule 13D Amendment No. 1 and the Schedule 13D Amendment No. 2 previously filed by Venture Tech. Additionally, 27,668 of the 11,023,694 shares of common stock beneficially owned by Venture Tech are held in an account for Sandeep Reddy’s wife.

(2)	Consists of 11,023,694 shares of common stock held by Venture Tech and 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”). Venture Tech is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech, (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”), and (iii) a Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation (“Parent”), Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent, the Company, SAIF and Venture Tech (the “Shareholders’ Agreement”). By virtue of the Purchase Agreements and the Shareholders’ Agreement, Venture Tech may be deemed a “group” with SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, may be deemed to have beneficial ownership of the shares of common stock held by SAIF. Venture Tech disclaims membership in any such “group” and disclaims beneficial ownership of the 15,098,038 shares of common stock held by SAIF. See Items 4 and 6 of this Schedule 13D Amendment No. 3 for a more detailed description of the Purchase Agreements and the Shareholders’ Agreement.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Venture Tech on October 13, 2004, Amendment No. 1 to the Schedule 13D filed with the SEC by Venture Tech on July 7, 2005 (“Amendment No. 1”), and Amendment No. 2 to the Schedule 13D filed with the SEC by Venture Tech on April 4, 2006 (“Amendment No. 2”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1 or Amendment No. 2. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, Amendment No. 1 and Amendment No. 2, unless otherwise defined herein.
Item 1. Security and Issuer.
          Item 1 is hereby amended by deleting it in its entirety and replacing it with the following:
          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the principal executive offices of the Company is 5 Independence Way, Suite 220, Princeton, New Jersey 08540.
Item 2. Identity and Background.
          Item 2 is hereby amended by deleting the second sentence in its entirety and replacing it with the following:
          The address of the principal business and principal office of Venture Tech is Suite 92, 95 Wilton Road, London SW1V 1BZ, United Kingdom.
Item 4. Purpose of Transaction.
          Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:
          In connection with the purchase of an aggregate of 9,215,687 shares of Common Stock, Venture Tech entered into the Purchase Agreements (as described in Item 6 herein), which contain provisions regarding, among other things, the acquisition and registration of Common Stock as well as certain provisions regarding the composition of the Company’s board of directors (the “Board”).
          On June 14, 2010, the Company entered into a definitive Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), with NTT Data Corporation (“Parent”) and Mobius Subsidiary Corporation, an indirect, wholly owned subsidiary of Parent (the “Purchaser”). Pursuant to the Merger Agreement, among other things, the Purchaser shall make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for a price of $4.65 per share. At the Effective Time (as defined in the Merger Agreement), the Purchaser shall merge with and into the Company (the “Merger”), and as a result, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of the Parent. The descriptions of the Offer, the Merger, and the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 4 hereto.
          Concurrently with the execution and delivery of the Merger Agreement, Venture Tech entered into a Shareholders’ Agreement, dated as of June 14, 2010, with Parent, the Purchaser, the Company, and SAIF (the “Shareholders’ Agreement”). Pursuant to, and subject to the terms of, the Shareholders’ Agreement, Venture Tech agreed, with respect to the 11,023,694 shares of Common Stock held by it, and SAIF agreed, with respect to the 15,098,038 shares of Common Stock held by it (collectively, with any additional shares of Common Stock acquired by Venture Tech or SAIF, the “Shares”) (i) to validly tender all of the Shares to Purchaser pursuant to the terms of the Offer, (ii) not to withdraw any of the Shares after such tender unless and until (a) the Offer shall have been terminated or expired in accordance with the terms of the Merger Agreement or (b) the Shareholders’ Agreement shall have been terminated in accordance with its terms, and (iii) to vote the Shares (a) against approval of any proposal made in opposition to, or in competition with, the Offer, the Merger, or any other transactions contemplated by the Merger Agreement, including an Acquisition Proposal (as defined in the Merger Agreement), (b) against any liquidation, dissolution, recapitalization, extraordinary dividend, or other corporate reorganization of the Company, (c) against any action that would result in the failure of any conditions to the Offer as set forth in the Merger Agreement, and (d) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement. The Shareholders’ Agreement provides that if at any time prior to its termination, the Board effects an Adverse Recommendation Change (as defined in the Merger Agreement) without terminating the Merger Agreement, only fifty percent (50%) of the shares of Common Stock currently held by each of Venture Tech and SAIF shall be subject to the Shareholders’ Agreement.
          In addition, pursuant to the Shareholders’ Agreement, Venture Tech and SAIF agreed not to (i) sell, assign, transfer, or encumber any of its Shares or agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Shares, (iii) enter into any contract, option, or other arrangement or undertaking with respect to the transfer of any of the Shares, or (iv) take any action that would make any representation or warranty of Venture Tech or SAIF untrue or incorrect in any material respect or have the effect of preventing or disabling Venture Tech or SAIF from performing its obligations under the Shareholders’ Agreement. Venture Tech and SAIF further agreed not to take actions to (i) initiate, solicit, or knowingly facilitate or encourage an Acquisition Proposal or (ii) engage with any third party in any discussions or negotiations concerning, or provide any confidential information to any third party in connection with, an Acquisition Proposal.
          The Shareholders’ Agreement terminates automatically upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) a decrease of the Per Share Amount (as defined in the Merger Agreement), change in the form of consideration payable in the Offer, reduction in the maximum number of shares of Common Stock to be purchased in the Offer, imposition of conditions upon the Offer other than those agreed to in the Merger Agreement, modification, waiver, or change in the Minimum Condition (as defined in the Merger Agreement), amendment or modification of the terms of the Offer in a manner adverse to the Company shareholders, and the extension of the Offer in a manner other than in accordance with the Merger Agreement. The descriptions of the Shareholders’ Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 5 hereto.
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:
          The aggregate number of shares of Common Stock that Venture Tech may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 26,121,732 (consisting of 11,023,694 shares of Common Stock held by Venture Tech, of which 27,668 shares are held in an account for Sandeep Reddy’s wife, and 15,098,038 shares of Common Stock held by SAIF), which constitutes approximately 63.3% of the outstanding Common Stock.
          By virtue of the Purchase Agreements and the Shareholders’ Agreement, Venture Tech may be deemed to be a group with SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock held by SAIF. Venture Tech disclaims membership in any such group and disclaims beneficial ownership of the Common Stock held by SAIF.
          Other than the transactions described in this Amendment No. 3, during the sixty days on or prior to the filing date of this Amendment No. 3, there were no transactions effected in the Common Stock, or securities convertible into, exercisable for or exchangeable for the Common Stock, by Venture Tech.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 is hereby amended by adding the following two paragraphs immediately before the last paragraph thereof:
          On June 14, 2010, Venture Tech entered into a Termination Agreement (the “Termination Agreement”) with the Company and SAIF. Pursuant to the Termination Agreement, the Purchase Agreements shall be terminated and cancelled in each and every respect as of the Acceptance Date (as defined in the Merger Agreement). The descriptions of the Termination Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated herein by reference as Exhibit 6 hereto.
          The descriptions of the Merger Agreement and the Shareholders’ Agreement set forth in Item 4 of this Amendment No. 3 are hereby incorporated by reference in their entirety.
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended by adding the following exhibits:
          Exhibit 4 — Agreement and Plan of Merger, dated as of June 14, 2010, by and among NTT Data Corporation, Mobius Subsidiary Corporation, and Intelligroup, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Intelligroup, Inc. with the Securities and Exchange Commission on June 14, 2010.

          Exhibit 5 — Shareholders’ Agreement, dated as of June 14, 2010, among NTT Data Corporation, Mobius Subsidiary Corporation, SB Asia Infrastructure Fund L.P., and Venture Tech Assets Ltd., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Intelligroup, Inc. with the Securities and Exchange Commission on June 14, 2010.
          Exhibit 6 — Termination Agreement, dated June 14, 2010, by and among Intelligroup, Inc., SB Asia Infrastructure Fund L.P., and Venture Tech Assets Ltd.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2010

VENTURE TECH ASSETS LTD.

By:	/s/ Sandeep Reddy
Sandeep Reddy, Director
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).